Exhibit 99.1

Caesarstone Issues Statement in Response to Proxy Contest

MP Menashe, Israel -- (BUSINESS WIRE) Caesarstone Sdot Yam Ltd. (NASDAQ: CSTE) today issued the following statement in response to the self-serving proxy contest initiated last week by Kibbutz Sdot-Yam, holder of 32.4% of Caesarstone’s shares, to replace two of the board’s nominees with its own hand-picked nominees:

“We were surprised and disappointed by news of the proxy contest initiated by Kibbutz Sdot-Yam for control of the board.  The relationship between the Kibbutz and the company is longstanding.  We have maintained a constant and close dialogue with the Kibbutz on all relevant matters, including board composition, and it came as a significant surprise to the company’s independent nominating committee that the Kibbutz is seeking to field nominees in opposition to the company’s nominees.

Over the last three years, the Kibbutz has sold almost $300 million of shares, reducing its former controlling stake to its current 32.4% level.  The Kibbutz is meaningfully represented on the board of the company under the slate proposed by the company, which includes three directors who are Kibbutz members and hold leadership positions in the Kibbutz. The company supports such representation which is in proportion to the Kibbutz’s ownership stake in Caesarstone.  However, we believe that the Kibbutz needs to accept that it no longer controls the board of the company and that it should not seek control by fielding its own director candidates who, if elected, would result in five out of nine board members being representatives or nominees of the Kibbutz.

This proxy contest comes at a critical time.  Caesarstone’s recently announced third quarter results demonstrate the strength of the company’s business and were positively received by the market after a difficult period for the company.  We believe the initiation of a proxy contest is an unnecessary and costly measure that could disrupt this positive momentum.

We are committed to exploring all options for enhancing shareholder value.   We will continue to communicate with all stakeholders in the coming weeks to enhance their understanding of our strategy to maintain and strengthen our leadership position in the quartz surfaces market.

Caesarstone stockholders are advised that they may receive proxy solicitation materials from the Kibbutz, including a colored proxy card (as distinct from the company’s white proxy card).  Caesarstone’s board of directors strongly urges shareholders NOT to sign or return any proxy card or voting instruction form that the Kibbutz may send to them and to discard any and all proxy solicitation materials that they might receive from the Kibbutz or other persons or entities affiliated with the Kibbutz.”

If shareholders have questions or need assistance in voting their shares for the upcoming meeting, please contact Caesarstone’s proxy solicitor, Morrow & Co.  They can be reached by dialing +203-658-9400 or toll-free within the United States at 800-662-5200, or via e-mail at CSTE@morrowco.com.

About Caesarstone

Caesarstone manufactures high quality engineered quartz surfaces, which are used in both residential and commercial buildings as countertops, vanities, wall cladding, floors and other interior surfaces. The wide variety of colors, styles, designs and textures of Caesarstone® products, along with Caesarstone’s inherent characteristics such as hardness, non-porous, scratch and stain resistance and durability, provide consumers with excellent surfaces for their internal spaces which are highly competitive to granite, manufactured solid surfaces and laminate, as well as to other engineered quartz surfaces. Caesarstone’s four collections of products — Classico, Supremo, Motivo and Concetto — are available in over 50 countries around the world. For more information about the Company, please visit our website www.caesarstone.com. (CSTE-E)

Contacts

Investor Relations
ICR, Inc.
James Palczynski, +1-203-682-8229
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